                   U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 4

         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1.   Name and address of Reporting Person:

      Hunter         Buddy         D.
      (Last)         (First)      (Middle)

      1929 Allen Parkway
      (Street)

      Houston        TX        77019
      (City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol:   Huntco Inc. - HCO

3.   IRS or Social Security Number of Reporting Person (voluntary):

     ###-##-####

4.   Statement for Month/Year:   September 1998

5.   If Amendment, Date of Original (Month/Day/Year):  Not applicable

6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /xx/ Director                           /xx/ 10% owner
     /xx/ Officer (give title below)         /  / Other (specify below)
          Chairman & CEO

7.   Individual or Joint/Group Filing (Check Applicable Line)
     /xx/ Form filed by One Reporting Person
     /  / Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

                      2. Trans-     3. Trans-   4. Securities Acquired
                      action        action      (A) or Disposed (D)
1. Title              Date          Code        (Instr. 3, 4, and 5)
of security           (Month/       (Instr. 8)         (A) or
(Instr. 3)            Day/Year)     Code    V   Amount   (D)    Price
-----------           --------      ----    --  ------  -----   -----
Class A Common Stock   9/1/98        P           5,000    A     $7.00
Class A Common Stock    --           --           --      --      --


                                 5. Amount of   6. Owner-    7.
                                 Securities     ship Form:   Nature
                                 Beneficially   Direct (D)   of Indirect
                                 Owned at End   or In-       Beneficial
                                 of Month       direct (I)   Ownership
                                 (Instr. 3 & 4) (Instr. 4)   (Instr. 4)
                                  ------------   -------      ----------
                                   10,000          D(1)         ---
                                   37,000          I            (2)

(1)(2)  See "Explanation of Responses"


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.          2.           3.Trans- 4.      5.Number of     6.Date Exercisable
            Conversion   action   Trans-  Derivative      and Expiration Date
Title of    or Exercise  Date     action  Securities      (Month/Day/Year)
derivative  Price of     (Month/  Code    Acquired (A)    Date     Expir-
security    Derivative   Day/     (Instr. or Disposed (D) Exer-    ation
(Instr. 3)  Security     Year)       4)   (Instr.3,4 & 5) cisable  Date
----------  ----------   ------    ----    -------------  -------  -------
Option (3)  $12.50         --       --          --         (4)     4/3/2002
Option (3)  $13.50         --       --          --        6/4/99   4/3/2002


           7. Title and           8.       9.Number of 10.Owner-    11.
           Amount of Under-       Price    Derivative  ship Form    Nature of
           lying Securities       of       Securities  of Deriv-    Indirect
           (Instr. 3 and 4)       Deriv-   Beneficial- ative        Benefi-
                          Amount  ative    ly Owned at Security     cial
                          or Num- Security End of      Direct (D)   Owner-
                          ber of  (Instr.  Month       or Indirect  ship
           Title          Shares     5)    (Instr. 4)  (I)(Instr.4) (Instr.4)
           -------        ------  -------  ----------  -----------  ---------
           Class A c/s(5) 10,000    --       10,000       D            N/A
           Class A c/s(5) 60,000    --       60,000       D            N/A

Explanation of Responses:

(1) shares are held in the Individual Retirement Account of Reporting Person.
(2) shares are held in a corporation which is owned 49% by Reporting Person and 51% by Robert J. Marischen, Vice Chairman & CFO of Issuer.
(3) represents an employee stock option (right to buy) granted to the Reporting Person.
(4) 25% exercisable 4/3/1998, an additional 25% on each subsequent anniversary date through 4/3/2001.
(5) represents Huntco Inc. Class A common stock, $.01 par value per share.


Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 78ff(a).



                               /s/ B. D. Hunter              October 2, 1998
                         -----------------------------       ---------------
                         Signature of Reporting Person           Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.